Exhibit 99.2

 EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY

RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

POLYRIZON LTD.

April 17, 2025

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The notice of the meeting, proxy statement and proxy card

are available at https://polyrizon-biotech.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints each of Mr. Tomer Izraeli, Mr. Oz Adler, and anyone on their behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, no par value, of Polyrizon Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on March 18 , 2025, at an Annual General Meeting of Shareholders of the Company to be held at the offices of the Company, at 5 Hatidhar St., Raanana, Israel on Thursday, April 17, 2025, at 16:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the proposals on the agenda (the “Proposals”), as specified in the enclosed proxy statement (the “Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.

IF YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTERESRT IN THE APPROVAL OF PROPOSAL 2 4(a) AND\OR 5, PLEASE NOTIFY THE COMPANY’s CHIEF EXECUTIVE OFFICER, AT THE COMPANY’S OFFICE – 5 HATIDHAR ST., RAANANA, ISRAEL. PLEASE SEE THE PROXY STATMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTERESRT IN THE VOTE.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 5 Hatidhar St., Raanana, Israel on Thursday, April 17, 2025, at 16:00 p.m. Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card – Ordinary Shares

DETACH PROXY CARD HERE TO VOTE BY MAIL

		For	Against	Abstain
1 (a)	To approve the re-election of Mr. Assaf Itzhaik as a Class I director, to serve as a member of the Board until the annual general meeting to be held in 2028 and until her successor is duly elected and qualified.	☐	☐	☐
1(b)	To approve the re-election of Mr. Omer Srugo as a Class I director, to serve as a member of the Board until the annual general meeting to be held in 2028 and until his successor is duly elected and qualified.	☐	☐	☐
1(c)	To approve the re-election of Mr. Liron Carmel as a Class I director, to serve as a member of the Board until the annual general meeting to be held in 2028 and until his successor is duly elected and qualified.	☐	☐	☐
2.

The approval of a new Compensation Policy for the Company’s Executive Officers and Directors as described in the Proxy Statement.

Please note: By voting “For”, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal No. 2).

		☐	☐	☐
3	To approve the terms of office and employment of each of the non-executive directors of the Company, so named.	☐	☐	☐
4(a)

To approve the grant of equity-based awards to Mr. Tomer Israeli, our Chief Executive Officer and member of the Board.

Please note: By voting “For”, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal No. 4(a)).

		☐	☐	☐
4(b)	To approve the grant of equity-based awards to Mr. Oz Adler, our Chairperson of the Board.	☐	☐	☐
4(c)	To approve the grant of equity-based awards each of our non-executive directors.	☐	☐	☐
5

To approve an amendment to the terms of engagement of Mr. Tomer Izraeli, our Chief Executive Officer (and member of the Board).

Please note: By voting “For”, whether by means of the enclosed proxy card, via telephone or internet voting, you will be deemed to confirm to the Company that you are NOT an Interested Shareholder. If you are an Interested Shareholder, please notify the Company, as described in this proxy card (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally, required for approval and adoption of Proposal No. 5).

		☐	☐	☐

6	To approve a one-time cash payment to Mr. Oz Adler, the Company’s Chairperson of the Board.	☐	☐	☐
7	To Approve the terms of engagement with Mr. Oz Adler, the Company’s Chairperson of the Board.	☐	☐	☐
8.	To approve an increase in the Company’s authorized ordinary share capital and to amend the Company’s Articles of Association accordingly.	☐	☐	☐
9.	To approve a reverse share split of the Company’s Ordinary Shares in the range of up to 1:250, to be effected at the discretion of, and at such ratio, and in such increments and in such date as shall be determined by the Board, within 18 months of the Meeting.	☐	☐	☐
10	To reappoint the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, as auditors of the Company for the fiscal year ending December 31, 2025, and until the 2026 annual general meeting of shareholders and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.	☐	☐	☐

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.	☐

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

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